UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 10, 2015: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2015.

This Report on Form 6-K, except for (i) the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph and (ii)  the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented” and the two next succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission on March 31, 2014, as amended.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2015

Maroussi, Athens, Greece – November 10, 2015 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and nine month periods ended September 30, 2015.

Third Quarter 2015 Highlights:

•

 Total net revenues of $11.3 million. Net loss of $1.39 million; net loss attributable to common shareholders (after a $0.4 million dividend on Series B Preferred Shares) of $1.8 million or $0.292 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $0.262 per share basic and diluted.

•

Adjusted EBITDA1 was $2.0 million.

•

 An average of 15.0 vessels were owned and operated during the third quarter of 2015 earning an average time charter equivalent rate of $8,929 per day.

•

The Company declared its seventh dividend of $0.4 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

•

On October 16, 2015 the Company announced the sale of M/V Tiger Bridge (a 2,228 TEU Container vessel, built in 1990) to an unaffiliated third party for recycling. The vessel was delivered in early November 2015.  The Company expects to record a gain on the sale of the vessel.

First Nine Months 2015 Highlights:

•

Total net revenues of $28.9 million. Net loss of $10.1 million; net loss attributable to common shareholders (after a $1.2 million dividend on Series B Preferred Shares) of $11.3 million or $1.922 loss per share basic and diluted. Adjusted net loss per share attributable to common shareholders1 for the period was $1.852.

•

 Adjusted EBITDA1 was $0.1 million.

•

An average of 15.0 vessels were owned and operated during the first nine months of 2015 earning an average time charter equivalent rate of $7,529 per day.

1Adjusted EBITDA, Adjusted net loss, Adjusted net loss attributable to common shareholders and Adjusted loss per share attributable to common shareholders are not recognized measurements under U.S. GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

2On July 23, 2015, the Company completed a 1-for-10 reverse stock split, effective at the close of trading on July 22, 2015. As a result all the per-share computations for the current and previous periods presented herein are all based on the new number of shares after the reverse stock split.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Over the last three months, the containership feeder market gave up most of the gains in charter rates it had achieved in the first 6 months of the year, while the drybulk market remained weak. We were fortunate to renew several of our containership vessel charters at higher rates which has positively influenced our third quarter results. Our strategy remains focused on navigating through the low market in both sectors and be positioned appropriately to capitalize in the inevitable market recovery. We believe these unprecedented low levels of the drybulk market provide for attractive investment opportunities which in our case take the form of taking delivery of our four drybulk newbuildings.

“Thus, our primary objective over the next six months is to ensure smooth delivery of three of the four such newbuildings we ordered in 2014, with the fourth scheduled to be delivered towards the end of 2016. For that purpose, we completed our shareholders rights’ offering during September and we are evaluating additional debt financing options. As we expect to see the supply and demand balance shifting in favor of demand for both the sectors over the next two years, we want to take advantage of such a development for the benefit of our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2015 reflect the higher rates some of our containership vessels were able to secure during the spring and early summer of 2015. Operating results during the third quarter of 2015 were improved compared to the results of the same quarter of 2014.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, registered a decline of about 4.7% during the third quarter of 2015 compared to the same quarter of last year and a decrease of about 2.1% for the nine month periods ended September 30, 2015 over the same period of 2014. Drydocking expenses expressed on a per vessel per day basis were lower by 6.1% in the nine month period of 2015 and 58.5% higher  for the third quarter of 2015, respectively, as compared to the same periods in 2014. As always, we want to emphasize that cost control remains a key component of our strategy.

“As of September 30, 2015, our outstanding debt was $47.8 million versus restricted and unrestricted cash of about $26.4 million. All our debt covenants were satisfied as of September 30, 2015.”

Third Quarter 2015 Results:

For the third quarter of 2015, the Company reported total net revenues of $11.3 million representing a 13.7% increase over total net revenues of $9.9 million during the third quarter of 2014. The Company reported net loss for the period of $1.39 million and a net loss attributable to common shareholders of $1.8 million, as compared to a net loss of $3.7 million and $4.1 million respectively, for the third quarter of 2014. The results for the third quarter of 2015 include a $0.1 million unrealized loss on derivatives, a $0.1 million realized loss on derivatives, as compared to $0.3 million unrealized gain on derivatives, a $0.2 million realized loss on derivatives for the same period of 2014. Drydocking expenses amounted to $0.9 million during the third quarter of the year 2015 as two vessels underwent drydock compared to one vessel that underwent drydocking during the third quarter of 2014 for a total amount of $0.6 million. Depreciation expenses for the third quarter of 2015 were $2.8 million compared to $3.2 million during the same period of 2014. On average, 15.0 vessels were owned and operated during the third quarter of 2015 earning an average time charter equivalent rate of $8,929 per day compared to 15.0 vessels in the same period of 2014 earning on average $7,168 per day.

Adjusted EBITDA1 for the third quarter of 2015 was $2.0 million compared to $(0.2) million achieved during the third quarter of 2014. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the third quarter of 2015 was $0.29 calculated on 6,140,438 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.722 for the third quarter of 2014, calculated on 5,711,3122 basic and diluted weighted average number of shares outstanding.

Excluding the effect, on the loss attributable to common shareholders, for the quarter of the unrealized and the realized loss on derivatives, the adjusted net loss per share attributable to common shareholders for the quarter ended September 30, 2015 would have been $0.26 per share basic and diluted compared to net loss of $0.742 per share basic and diluted for the quarter ended September 30, 2014. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Nine Months 2015 Results:

For the first nine months of 2015, the Company reported total net revenues of $28.9 million representing a 0.8% decrease over total net revenues of $29.1 million during the first nine months of 2014. The Company reported a net loss for the period of $10.1 million and a net loss attributable to common shareholders of $11.3 million, as compared to net loss of $11.0 million and $12.0 million respectively, for the first nine months of 2014. The results for the first nine months of 2015 include a $0.1 million unrealized loss on derivatives, a $0.2 million realized loss on derivatives as compared to $0.7 million unrealized gain on derivatives, a $0.7 million realized loss on derivatives for the same period of 2014. Depreciation expenses for the first nine months of 2015 were $8.6 million compared to $9.0 million during the same period of 2014. On average, 15.0 vessels were owned and operated during the first nine months of 2015 earning an average time charter equivalent rate of $7,529 per day compared to 14.5 vessels in the same period of 2014 earning on average $7,438 per day.

Adjusted EBITDA1 for the first nine months of 2015 was $0.1 million compared to $(0.8) million achieved during the first nine months of 2014. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the first nine months of 2015 was $1.92 respectively, calculated on 5,903,609 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $2.222 for the first nine months of 2014, calculated on 5,401,9372 basic and diluted weighted average number of shares outstanding.

Excluding the effect, on the loss attributable to common shareholders, for the first nine months of 2015 of the unrealized and realized loss on derivatives, the adjusted net loss per share attributable to common shareholders for the nine-month period ended September 30, 2015 would have been $1.85 compared to loss of $2.222 per share basic and diluted for the same period in 2014. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EIRINI P	Panamax	76,466		2004	TC until Jan-17	103% of average BPI 4TC until Feb-2016 then 104%
PANTELIS	Panamax	74,020		2000	TC until June-16	100.5% of average BPI 4TC
ELENI P	Panamax	72,119		1997	TC until Jan-16	97% of average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC until Dec-15	$8,500 till October 19, 2015, then $9,000
MONICA P	Handymax	46,667		1998	Voyage Charter until Dec-15	$6,400
Vessels under construction(*)
XENIA	Kamsarmax	82,000		2016	4 year TC starting at delivery + 1 year at charterer’s option	$14,100 Option @ $14,350
Hull Number YZJ 1153	Kamsarmax	82,000		2016	N/A
Hull Number DY 160	Ultramax	63,500		2016	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Total Dry Bulk Vessels	9	629,540
Container Carriers
EVRIDIKI G	Intermediate	34,677	2,556	2001	TC until Mar-16	$13,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC until Dec-15	$7,950
DESPINA P	Handy size	33,667	1,932	1990	TC until Dec-15	$9,500
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC until Dec -15	$8,500
JOANNA	Handy size	22,301	1,732	1999	TC til Dec-15	$7,850
MARINOS	Handy size	23,596	1,599	1993	open
MANOLIS P	Handy size	20,346	1,452	1995	TC until Apr-16	$7,500
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC until Jul-16	$11,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Mar-16	$8,750
Total Container Carriers	9	231,361	15,359
Fleet Grand Total	18	860,901	15,359

Note: (*) Vessels are scheduled to be delivered in the first quarter of 2016 (one ultramax and one kamsarmax), the second quarter of 2016 (the second Ultramax) and the fourth quarter of 2016 (the second Kamsarmax).

Summary Fleet Data:

	Three Months, Ended September 30, 2014	Three Months, Ended September 30, 2015	Nine Months, Ended September 30, 2014	Nine Months, Ended September 30, 2015
FLEET DATA
Average number of vessels (1)	15.00	15.00	14.47	15.00
Calendar days for fleet (2)	1,380.0	1,380.0	3,950.0	4,095.0
Scheduled off-hire days incl. laid-up (3)	20.76	42.50	85.01	89.58
Available days for fleet (4) = (2) - (3)	1,359.24	1,337.50	3,864.99	4,005.42
Commercial off-hire days (5)	7.43	26.68	14.10	117.82
Operational off-hire days (6)	0.1	12.0	6.03	15.62
Voyage days for fleet (7) = (4) - (5) - (6)	1,351.73	1,298.82	3,844.86	3,871.98
Fleet utilization (8) = (7) / (4)	99.4%	97.1%	99.5%	96.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.5%	98.0%	99.6%	97.1%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100.0%	99.1%	99.8%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,168	8,929	7,438	7,529
Vessel operating expenses excl. drydocking expenses (12)	5,539	5,251	5,598	5,556
General and administrative expenses (13)	598	595	710	619
Total vessel operating expenses (14)	6,136	5,846	6,308	6,175
Drydocking expenses (15)	408	647	490	460

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Wednesday, November 11, 2015 at 10:00 a.m. ET, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until Wednesday, November 18, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2015, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2014	2015	2014	2015

Revenues
Voyage revenue	10,415,297	11,882,933	30,464,110	30,357,715
Related party revenue	60,000	60,000	180,000	180,000
Commissions	(527,677)	(628,276)	(1,558,503)	(1,672,566)
Net revenues	9,947,620	11,314,657	29,085,607	28,865,149

Operating expenses
Voyage expenses	726,629	285,887	1,865,580	1,204,320
Vessel operating expenses	6,372,650	6,190,657	18,409,529	19,575,241
Drydocking expenses	563,489	893,345	1,935,700	1,882,654
Depreciation	3,156,014	2,824,824	8,981,431	8,605,776
Management fees	1,270,845	1,055,430	3,701,443	3,177,465
Other general and administrative expenses	824,612	821,201	2,803,404	2,533,286
Total operating expenses	12,914,239	12,071,344	37,697,087	36,978,742

Operating loss	(2,966,619)	(756,687)	(8,611,480)	(8,113,593)

Other income/(expenses)
Interest and finance cost	(606,826)	(382,906)	(1,564,749)	(1,232,290)
Gain / (loss) on derivatives, net	75,863	(210,863)	(20,002)	(376,135)
Other investment income	237,500	282,625	712,500	847,875
Foreign exchange gain / (loss)	16,872	(4,089)	17,276	29,373
Interest income	105,691	2,707	360,960	24,912
Other expenses, net	(170,900)	(312,526)	(494,015)	(706,265)
Equity loss in joint venture	(598,802)	(323,710)	(1,861,006)	(1,279,250)
Net loss	(3,736,321)	(1,392,923)	(10,966,501)	(10,099,108)
Dividend Series B preferred shares	(391,893)	(411,858)	(1,043,309)	(1,220,382)
Net loss available to common shareholders	(4,128,214)	(1,804,781)	(12,009,810)	(11,319,490)
Loss, per share, basic and diluted	(0.72)	(0.29)	(2.22)	(1.92)
Weighted average number of shares basic and diluted	5,711,312	6,140,438	5,401,937	5,903,609

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2014	September 30, 2015

ASSETS
Current Assets:
Cash and cash equivalents	25,411,420	20,562,083
Trade accounts receivable	2,189,986	1,290,055
Other receivables, net	844,720	900,731
Inventories	1,758,930	1,411,902
Restricted cash	294,093	620,751
Prepaid expenses	348,231	383,318
Total current assets	30,847,380	25,168,840

Fixed assets:
Vessels, net	111,150,227	102,544,451
Advances for vessels under construction	15,687,490	26,362,269
Long-term assets:
Restricted cash	7,700,000	5,300,000
Deferred charges, net	335,621	646,318
Other investments	6,183,800	7,031,674
Investment in joint venture	18,674,094	17,394,845
Total long-term assets	159,731,232	159,279,557
Total assets	190,578,612	184,448,397

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	19,512,000	16,303,000
Trade accounts payable and accrued expenses	3,430,780	4,417,841
Deferred revenue	803,649	718,048
Due to related company	1,145,808	23,187
Derivatives	297,992	95,275
Total current liabilities	25,190,229	21,557,351

Long-term liabilities:
Long term debt, net of current portion	34,745,000	31,510,000
Derivatives	779	347,975
Total long-term liabilities	34,745,779	31,857,975
Total liabilities	59,936,008	53,415,326

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 32,140 and 33,360 shares issued and outstanding respectively)	30,440,100	31,660,482
Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 5,715,731 and 8,127,360 issued and outstanding)	171,472	244,496
Additional paid-in capital	268,374,336	278,790,887
Accumulated deficit	(168,343,304)	(179,662,794)
Total shareholders' equity	100,202,504	99,372,589
Total liabilities and shareholders' equity	190,578,612	184,448,397

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2014	2015

Cash flows from operating activities:
Net loss	(10,966,501)	(10,099,108)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	8,981,431	8,605,776
Amortization of deferred charges	99,505	115,494
Loss on investment in joint venture	1,861,006	1,279,250
Share-based compensation	410,315	247,465
Unrealized (gain) / loss on derivatives	(664,060)	144,479
Other income accrued	(712,500)	(847,875)
Changes in operating assets and liabilities	2,294,640	687,485
Net cash provided by operating activities	1,303,836	132,966

Cash flows from investing activities:
Vessel acquisition and advances for vessels under construction	(33,762,939)	(10,674,779)
Release of restricted cash	-	3,200,000
Increase in restricted cash	(804,185)	(1,126,658)
Net cash used in investing activities	(34,567,124)	(8,601,437)

Cash flows from financing activities:
Proceeds from issuance of common stock ,net	14,550,000	10,545,008
Proceeds from issuance of preferred stock, net	29,700,000	-
Loan fees paid	(260,000)	(346,411)
Offering expenses paid	(480,857)	(135,463)
Proceeds from long term debt	23,300,000	5,000,000
Repayment of long-term debt	(11,424,000)	(11,444,000)
Net cash provided by financing activities	55,385,143	3,619,134

Net increase / (decrease) in cash and cash equivalents	22,121,855	(4,849,337)
Cash and cash equivalents at beginning of period	11,400,237	25,411,420
Cash and cash equivalents at end of period	33,522,092	20,562,083

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By / (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Net loss	(3,736,321)	(1,392,923)	(10,966,501)	(10,099,108)
Interest and finance costs, net (incl. interest income)	501,135	380,199	1,203,789	1,207,378
Depreciation	3,156,014	2,824,824	8,981,431	8,605,776
Unrealized and realized (gain) / loss on derivatives, net	(75,863)	210,863	20,002	376,135
Adjusted EBITDA	(155,035)	2,022,963	(761,279)	90,181

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Net cash flow (used in) / provided by operating activities	(1,626,235)	927,971	1,303,836	132,966
Changes in operating assets / liabilities	1,246,446	719,388	(2,294,640)	(687,485)
Loss on derivatives, realized	246,295	102,329	684,062	231,656
Equity loss in joint venture and other investment income, net	(361,302)	(41,085)	(1,148,506)	(431,375)
Share-based compensation	(123,847)	(25,397)	(410,315)	(247,465)
Interest, net	463,608	339,757	1,104,284	1,091,884
Adjusted EBITDA	(155,035)	2,022,963	(761,279)	90,181

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

 (All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Net loss	(3,736,321)	(1,392,923)	(10,966,501)	(10,099,108)
Unrealized (gain) / loss on derivatives	(322,158)	108,534	(664,060)	144,479
Realized loss on derivatives	246,295	102,329	684,062	231,656
Adjusted net loss	(3,812,184)	(1,182,060)	(10,946,499)	(9,722,973)
Preferred dividends	(391,893)	(411,858)	(1,043,309)	(1,220,382)
Adjusted net loss available to common shareholders	(4,204,077)	(1,593,918)	(11,989,808)	(10,943,355)
Adjusted net loss per share, basic and diluted	(0.74)	(0.26)	(2.22)	(1.85)
Weighted average number of shares, basic and diluted	5,711,312	6,140,438	5,401,937	5,903,609

"Adjusted net loss" and "Adjusted net loss per share" Reconciliation:

Euroseas Ltd. considers "Adjusted net loss" to represent net loss before gain / loss on derivatives. "Adjusted net loss" and "Adjusted net loss per share" is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, which items may significantly affect results of operations between periods.

"Adjusted Net loss" and "Adjusted net loss per share" do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of "Adjusted net loss" and "Adjusted net loss per share" may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 2 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships. Euroseas` 5 drybulk carriers have a total cargo capacity of 338,540 dwt, its 9 containerships have a cargo capacity of 15,359 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 12, 2015	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer